                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                         COMMISSION FILE NUMBER: 1-1927


                                   ----------

                       THE GOODYEAR TIRE & RUBBER COMPANY
             EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                            (FULL TITLE OF THE PLAN)




                                   ----------


                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
             EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

        The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees for the fiscal year ended December 31, 1995, together with the report of Price Waterhouse LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBIT.  CONSENT OF INDEPENDENT ACCOUNTANTS (EXHIBIT NO. 23)

         Consent of Price Waterhouse LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65183 on Form S-8.


                                   SIGNATURES


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                            THE GOODYEAR TIRE & RUBBER COMPANY,
                                            PLAN ADMINISTRATOR OF THE GOODYEAR
                                            TIRE & RUBBER COMPANY EMPLOYEE
                                            SAVINGS PLAN FOR BARGAINING UNIT
                                            EMPLOYEES



Dated:  June 25, 1996                       By:   /s/ Richard W Hauman
                                               --------------------------------
                                                      Richard W Hauman,
                                               Vice President and Treasurer

                                                                         ANNEX A
                                                                           TO
                                                                       FORM 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
             EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               ---------------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                DECEMBER 31, 1995
                                -----------------







                                                                          PAGE
                                                                          ----

Report of independent accountants                                          2

Financial statements:

   Statement of net assets available for Plan
   benefits at December 31, 1995 and 1994                                  3

   Statement of changes in net assets available for
   Plan benefits for the years ended December 31,
   1995 and 1994                                                           3

   Notes to financial statements                                          4-11

                              PRICE WATERHOUSE LLP
                                  [LETTERHEAD]




                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------



June 18, 1996

To the Plan Administrator and Participants of the Employee Savings Plan for Bargaining
Unit Employees (sponsored by The Goodyear
Tire & Rubber Company)


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Bargaining Unit Employees (sponsored by The Goodyear Tire & Rubber Company) at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               ---------------------------------------------------

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
   --------------------------------------------------------------------------

(Dollars in Thousands)                                                            December 31, 1995
                                              -------------------------------------------------------------------------

                                                                                  FUND INFORMATION
                                                          -------------------------------------------------------------
                                                             COMPANY        FIXED    STOCK
                                                               STOCK     INTEREST    EQUITY      BALANCED      LOAN
                                                  TOTAL         FUND         FUND     FUND         FUND        FUND
                                              ----------  -----------  ----------- -----------  ----------- -----------
Plan's interest in master trust representing
   total assets available for Plan benefits    $356,737     $104,018     $171,749     $62,297       $5,111     $13,562
                                              ==========  ===========  =========== ===========  =========== ===========


                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                                                  December 31, 1995
                                              -------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                                          -------------------------------------------------------------
                                                             COMPANY        FIXED     STOCK
                                                               STOCK     INTEREST     EQUITY      BALANCED      LOAN
                                                  TOTAL         FUND         FUND      FUND         FUND        FUND
                                              ----------  -----------  ----------- -----------  ----------- -----------
Increase in Assets:
   Contributions:
     Employer                                   $15,738      $15,738      $   -       $   -        $   -        $  -
     Employee                                    46,362          -         32,419      11,940        2,003         -
                                              ----------  -----------  ----------- -----------  ----------- -----------
                                                 62,100       15,738       32,419      11,940        2,003         -

Investment income from
   Plan's interest in master trust               52,776       26,211       10,263      14,897          725         680

Decrease in Assets:
   Benefits paid to participants
     or their beneficiaries                       7,970        2,097        4,813         970          (71)        161
   Administrative Expenses                           19          -            -           -             19         -
                                              ----------  -----------  ----------- -----------  ----------- -----------
                                                  7,989        2,097        4,813         970          (52)        161

Transfers:
   Transfers between Plans                       16,186          425       11,236       3,891          182         452
   Transfers between funds                          -            -           (800)        740           60         -
   Transfers to or from Plan                        -            -             36         (18)         (18)        -
   Loans to participants                            -            -         (5,936)     (1,625)         (64)      7,625
   Loan repayments:
     Principal                                      -            -          3,871       1,172           83      (5,126)
     Interest                                       -            -            519         163           12        (694)
                                              ----------  -----------  ----------- -----------  ----------- -----------
                                                 16,186          425        8,926       4,323          255       2,257
                                              ----------  -----------  ----------- -----------  ----------- -----------


Increase in Assets during the year              123,073       40,277       46,795      30,190        3,035       2,776

Net Assets at beginning of year                 233,664       63,741      124,954      32,107        2,076      10,786
                                              ----------  -----------  ----------- -----------  ----------- -----------

Net Assets at end of year                      $356,737     $104,018     $171,749     $62,297       $5,111     $13,562
                                              ==========  ===========  =========== ===========  =========== ===========


(Dollars in Thousands)                                                            December 31, 1994
                                              -------------------------------------------------------------------------

                                                                                  FUND INFORMATION
                                                          -------------------------------------------------------------
                                                               COMPANY      FIXED       STOCK
                                                                STOCK     INTEREST      EQUITY     BALANCED      LOAN
                                                  TOTAL         FUND        FUND         FUND        FUND         FUND
                                              -----------  ----------- -----------  -----------  ----------  -----------
Plan's interest in master trust representing
   total assets available for Plan benefits     $233,664      $63,741    $124,954      $32,107      $2,076      $10,786
                                              ===========  =========== ===========  ===========  ==========  ===========


                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                                                  December 31, 1994
                                              -------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                                          -------------------------------------------------------------
                                                               COMPANY      FIXED       STOCK
                                                                STOCK     INTEREST      EQUITY     BALANCED      LOAN
                                                   TOTAL        FUND        FUND         FUND        FUND         FUND
                                              -----------  ----------- -----------  -----------  ----------  -----------
Increase in Assets:
   Contributions:
     Employer                                     $8,624       $8,624     $   -        $   -       $   -        $   -
     Employee                                     27,106          -        18,705        7,850         551          -
                                              -----------  ----------- -----------  -----------  ----------  -----------
                                                  35,730        8,624      18,705        7,850         551          -

Investment income from
   Plan's interest in master trust               (10,638)     (19,533)      7,775          462          (1)         659

Decrease in Assets:
   Benefits paid to participants
     or their beneficiaries                        3,871        1,078       2,394          255          10          134
   Administrative Expenses                            10          -           -            -            10          -
                                              -----------  ----------- -----------  -----------  ----------  -----------
                                                   3,881        1,078       2,394          255          20          134

Transfers:
   Transfers between Plans                          (101)         (44)        (11)         (48)          1            1
   Transfers between funds                          -             -           208       (1,697)      1,489          -
   Transfers to or from Plan                          51          -            16           17          18          -
   Loans to participants                            -             -        (3,921)      (1,094)        (35)       5,050
   Loan repayments:
     Principal                                      -             -         2,968          875          61       (3,904)
     Interest                                       -             -           498          149          12         (659)
                                              -----------  ----------- -----------  -----------  ----------  -----------
                                                     (50)         (44)       (242)      (1,798)      1,546          488
                                              -----------  ----------- -----------  -----------  ----------  -----------


Increase in Assets during the year                21,161      (12,031)     23,844        6,259       2,076        1,013

Net Assets at beginning of year                  212,503       75,772     101,110       25,848          -         9,773
                                              -----------  ----------- -----------  -----------  ----------  -----------

Net Assets at end of year                       $233,664      $63,741    $124,954      $32,107      $2,076      $10,786
                                              ===========  =========== ===========  ===========  ==========  ===========


        The accompanying notes are an integral part of these statements.

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                DECEMBER 31, 1995
                                -----------------


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- -------------------------------------------

   Basis of Accounting
   -------------------

       The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective November 1, 1995. The trust was amended effective November 1, 1995 to change the Trustee of the Plan from Bankers Trust Company to The Northern Trust Company. All assets of the Plan in the master trust were transferred accordingly.

   Trust Assets
   ------------

       Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1995 and 1994, the Company sponsored six savings plans. The Plan's interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. In 1995 and 1994, the Plan's interest in the master trust was 26.1% and 22.2%, respectively.

   Asset Valuation
   ---------------

       The assets of the Plan are valued at the current market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Fixed Interest Fund are invested in various instruments that have a stated rate of return, and are reported at contract value which approximates fair market value. Investments in the Stock Equity Fund are valued based on units of participation in a commingled fund as reported by the fund manager. Investments in the Balanced Fund are valued based on units of participation in a commingled fund as reported by the fund manager. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

   Income Recognition
   ------------------

       Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting, which result in a receivable at year end.

           Dividend income is recorded on the ex-dividend date.

           Interest income is recorded as earned.

       Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the market value on the monthly valuation date preceding the distribution.


GENERAL DESCRIPTION AND OPERATION OF THE PLAN:
- ----------------------------------------------

   Inception
   ---------

       The Plan is a defined contribution plan which became effective July 1, 1984.

   Eligibility
   -----------

       Certain bargaining unit employees of the Company are eligible to participate in the Plan after completing one year of continuous service. At the end of the 1995 plan year, approximately 15,875 employees (7,800 in 1994) of the Company were eligible with approximately 12,640 employees participating in the Plan in 1995 (6,600 in 1994).

   Vesting
   -------

       Employee contributions are fully vested. Employer matching contributions are vested after the participant has completed either five years of continuous service or three years of participation in the Plan.

   Contributions
   -------------

       Eligible employees can elect to contribute any whole percent from 1% to 16% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees can elect to have their contributions invested in the Fixed Interest Fund, the Balanced Fund or the Stock Equity Fund or in any combination of the three funds in multiples of 10%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent the first day of each month with a fifteen day prior notice. Employees may transfer amounts attributable to employee contributions from one fund to the other on the first day of each month with a one day prior notice. The minimum amount to be transferred is $100. Eligible employees may enroll in the Plan on any January 1, April 1, July 1 or October 1, with a 30 day prior notice. Employees may suspend their contributions on any date with a 30 day prior notice.

       The Plan has been established under section 401(k) of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

       The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. During 1995 and 1994, the Company matched the first 6% of employee contributions, up to $9,240 of employee contributions, at the rate of 50%.

   Investments
   -----------

       The Trustee of the Plan maintains the following five funds under the Plan (Balanced Fund added January 1, 1994):

     - Fixed Interest Fund - employee contributions are invested in various instruments that have a stated rate of return. PRIMCO Capital Management, Inc. is the Investment Advisor for this fund.

     - Stock Equity Fund - employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide an investment return similar to the Standard & Poor's Composite Index plus reinvested dividends.

     - Balanced Fund - employee contributions are invested in a commingled fund containing a portfolio of common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Standard & Poor's Composite Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Bond Index.

     - Loan Investment Fund - employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is determined by the Trustee.

     - Company Stock Fund - employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1995, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $33.000 to $47.500 ($31.625 to $49.250 during 1994). The closing price per share was $45.375 at December 31, 1995 ($33.625 at December 31,
          1994).

   Participant Accounts
   --------------------

       A Fixed Interest Fund Account, Stock Equity Fund Account, Balanced Fund Account, Loan Investment Fund Account, and a Company Stock Fund Account have been established for each participant in the Plan. All accounts are valued monthly by the Trustee.

       Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Stock Equity Fund or Balanced Fund are reflected in the unit value of the fund which effects the value of the participant's accounts.

   Plan Withdrawals and Distributions
   ----------------------------------

       Participants may withdraw vested amounts from their accounts if they:

       -   Attain the age of 59 1/2, or
       -   Qualify for a serious financial hardship.

       The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship for the following reasons:

       -   Unreimbursed medical expense of participant, spouse, or dependent.
       -   Post-secondary education of participant, spouse, or dependent.
       -   Prevention of eviction from primary residence of participant.
       - Personal liability for expenses arising out of the death of a member of participant's family.
       -   Purchase of a primary residence of participant.
       -   Prevention of foreclosure on primary residence of participant.

       Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

       A withdrawal from the Plan after attaining age 59 1/2 automatically suspends the participant from making further contributions to the Plan for a minimum of 24 months.

       Participant vested amounts are payable upon retirement, death or other termination of employment.

       All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1995 and 1994, the Plan had forfeiture credits in the amounts of $22,570 and $0, respectively.

   Loan Investment Fund
   --------------------

       Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceeding twelve month period, or 50% of the participant's vested account balance. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rates ranged from 8.75% to 10.0% during 1995 and 7.0% to 9.5% during 1994.

       Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

   Expenses
   --------

       Expenses of administering the Plan, including the payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund, are paid by the Company. Expenses related to the asset management of the Balanced Fund are paid by participants.

   Termination Provisions
   ----------------------

       The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.


RELATED PARTY TRANSACTIONS:
- ---------------------------

   The Company Stock Fund is designed primarily for investment in common stock of the Company.


TAX STATUS OF PLAN:
- -------------------

   The IRS has advised on May 22, 1995 that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The plan administrator does not anticipate that changes in the Plan or other events occuring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

SUBSEQUENT EVENT:
- -----------------

The Plan was amended and restated effective February 1, 1996, for the following items:

   - Vesting of employer matching contributions was changed to four years of continuous service.

   -   All investment funds are valued daily.

   - Eligibility was shortened to a minimum of six months of continuous service.

   - Names of the existing investment funds were changed, and five new investment funds were established for employee contributions: one each that invests in large capitalization equities, small capitalization equities, and international equities. In addition, two additional funds were added that offer investments in a combination of stocks and bonds.

   - Participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments. Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

   - Upon attainment of age 52, employees may transfer Company matching contributions out of the Company Stock Fund and into any fund available for employee contributions.

   - Maximum number of loans that a participant may have outstanding was increased from one to two.


FINANCIAL DATA OF THE MASTER TRUST:
- -----------------------------------

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------
                                  MASTER TRUST
                                  ------------
            STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION
            --------------------------------------------------------


(Dollars in Thousands)

                                                                                  For the year ended
                                                                                  December 31, 1995
                                              ------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                                          ------------------------------------------------------------
                                                             COMPANY        FIXED     STOCK
                                                               STOCK     INTEREST     EQUITY      BALANCED      LOAN
                                                  TOTAL         FUND         FUND      FUND         FUND        FUND
                                              ----------  -----------  ----------- -----------  ----------  ----------
   Contributions:
     Employer                                     $37,870    $37,537         $333    $    -       $    -      $     -
     Employee                                     112,285          -       78,683      29,646       3,956           -
                                              ------------ ----------  -----------  ----------  ----------  ----------
                                                  150,155     37,537       79,016      29,646       3,956           -

Interest and dividend income                       53,593     $8,556       42,610         239         104       2,084
Net appreciation in fair market
   value of Assets                                160,228    102,944          130      53,965       3,189           -
                                              ------------ ----------  -----------  ----------  ----------  ----------
                                                  213,821    111,500       42,740      54,204       3,293       2,084

Decrease in Assets:
   Benefits paid to participants
     or their beneficiaries                        52,215    $14,330       31,014       5,487         422         962
   Administrative Expenses                             73          -            -           -          73           -
                                              ------------ ----------  -----------  ----------  ----------  ----------
                                                   52,288     14,330       31,014       5,487         495         962

Transfers:
   Transfers between Plans                              1          2          (42)         42           -          (1)
   Transfers between funds                               -         -       (2,867)      3,190        (323)          -
   Transfers to or from Plan                             -         -          294        (145)       (149)          -
   Loans to participants                                 -         -      (17,337)     (4,489)       (274)     22,100
   Loan repayments:
     Principal                                           -         -       13,110       4,138         356     (17,604)
     Interest                                            -         -        1,690         510          45      (2,245)
                                              ------------ ----------  -----------  ----------  ----------  ----------
                                                        1          2       (5,152)      3,246        (345)      2,250

                                              ------------ ----------  -----------  ----------  ----------  ----------
Increase in Assets during the year                311,689    134,709       85,590      81,609       6,409       3,372

Net Assets at beginning of year                 1,054,682    286,777      584,627     133,309      12,763      37,206
                                              ------------ ----------  -----------  ----------  ----------  ----------

Net Assets at end of year                      $1,366,371   $421,486     $670,217    $214,918     $19,172     $40,578
                                              ============ ==========  ===========  ==========  ==========  ==========

                                                                                  For the year ended
                                                                                  December 31, 1994
                                              ------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                                          ------------------------------------------------------------
                                                             COMPANY        FIXED     STOCK
                                                               STOCK     INTEREST     EQUITY      BALANCED      LOAN
                                                  TOTAL         FUND         FUND      FUND         FUND        FUND
                                              ----------  -----------  ----------- -----------  ----------  ----------
   Contributions:
     Employer                                   $30,456      $30,103         $353   $     -       $   -      $    -
     Employee                                    97,183          -         67,570      27,244       2,369         -
                                             -----------  -----------  -----------  ----------  ----------  ----------
                                                127,639       30,103       67,923      27,244       2,369         -

Interest and dividend income                     46,005        6,138       37,381           1          65       2,420
Net appreciation in fair market
   value of Assets                              (95,487)     (97,232)           -       1,907        (162)        -
                                             -----------  -----------  -----------  ----------  ----------  ----------
                                                (49,482)     (91,094)      37,381       1,908         (97)      2,420

Decrease in Assets:
   Benefits paid to participants
     or their beneficiaries                      30,844        8,216       18,106       3,342         174       1,006
   Administrative Expenses                           65            -            1           -          64         -
                                             -----------  -----------  -----------  ----------  ----------  ----------
                                                 30,909        8,216       18,107       3,342         238       1,006

Transfers:
   Transfers between Plans                            -            -           (5)          4           1         -
   Transfers between funds                            -            -       (5,361)     (5,102)     10,463         -
   Transfers to or from Plan                         (1)        (177)           5          22         149         -
   Loans to participants                             (9)           -      (13,605)     (3,418)       (213)     17,227
   Loan repayments:
     Principal                                        -            -       11,130       3,435         285     (14,850)
     Interest                                         -            -        1,823         553          44      (2,420)
                                             -----------  -----------  -----------  ----------  ----------  ----------
                                                    (10)        (177)      (6,013)     (4,506)     10,729         (43)

                                             -----------  -----------  -----------  ----------  ----------  ----------
Increase in Assets during the year               47,238      (69,384)      81,184      21,304      12,763       1,371

Net Assets at beginning of year               1,007,444      356,161      503,443     112,005           -      35,835
                                             -----------  -----------  -----------  ----------  ----------  ----------

Net Assets at end of year                    $1,054,682     $286,777     $584,627    $133,309     $12,763     $37,206
                                             ===========  ===========  ===========  ==========  ==========  ==========

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------
                                  MASTER TRUST
                                  ------------
                  STATEMENT OF NET ASSETS WITH FUND INFORMATION
                  ---------------------------------------------


(Dollars in Thousands)

                                                                                  For the year ended
                                                                                  December 31, 1995
                                              -------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                                          -------------------------------------------------------------
                                                             COMPANY        FIXED     STOCK
                                                               STOCK     INTEREST     EQUITY      BALANCED      LOAN
                                                  TOTAL         FUND         FUND      FUND         FUND        FUND
                                              ----------  -----------  -----------  -----------  ----------  ----------
Assets:
  Investments at fair market value:
    Guaranteed Investment Contracts            $601,512     $     -      $601,512     $     -     $    -      $    -
    Common Stock of The Goodyear
      Tire & Rubber Company, cost
      $220,265 -- 9,196,871 shares
      ($189,868 -- 8,468,457 shares in 1994)    417,309      417,309           -            -          -           -

  Pooled Balanced Fund                           18,809           -            -            -       18,809         -
      $18,164 -- 1,815,442 units

  Pooled Common Stock, cost
      $202,938 -- 14,834,407 units
      ($115,000 -- 139,595 units in 1994)       213,765           -            -       213,765         -           -

  Pooled Fixed Income                                 -           -            -            -          -           -
      ($4,204 -- 2,793,749 units in 1994)
  Short-term investments                         61,352        1,199       60,153           -          -           -
  Promissory notes                               43,952           -                         -          -        43,952
                                             -----------  -----------  -----------  -----------  ----------  ----------
                                              1,356,699      418,508      661,665      213,765      18,809      43,952
Receivables
  Employee Contributions                          6,344           -         5,766          284         294         -
  Employer Contributions                          2,968        2,968           -            -          -           -
  Transfers                                          -            -            -            -          -           -
  Loan repayments                                    -            -         2,436          869          69      (3,374)
  Accrued interest and dividends                    267            9          258           -          -           -
  Reimbursement for expenses                         22           22           -            -          -           -
  Distribution Receivable                           112           20           92           -          -           -
                                             -----------  -----------  -----------  -----------  ----------  ----------
                                                  9,713        3,019        8,552        1,153         363      (3,374)
                                             -----------  -----------  -----------  -----------  ----------  ----------
    Total Assets                              1,366,412      421,527      670,217      214,918      19,172      40,578

Liabilities
  Payable for purchased securities                   -            -            -            -          -           -
  Administrative expenses payable                    -            -            -            -          -           -
  Distributions payable                              -            -            -            -          -           -
  Forfeiture credits                                 41           41           -            -          -           -
                                             -----------  -----------  -----------  -----------  ----------  ----------
    Total Liabilities                                41           41           -            -          -           -
                                             -----------  -----------  -----------  -----------  ----------  ----------

Net Assets                                   $1,366,371     $421,486     $670,217     $214,918     $19,172     $40,578
                                             ===========  ===========  ===========  ===========  ==========  ==========


                                                                                  For the year ended
                                                                                  December 31, 1994
                                              -------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                                          -------------------------------------------------------------
                                                             COMPANY        FIXED     STOCK
                                                               STOCK     INTEREST     EQUITY      BALANCED      LOAN
                                                  TOTAL         FUND         FUND      FUND         FUND        FUND
                                              ----------  -----------  -----------  -----------  ----------  ----------
Assets:
  Investments at fair market value:
    Guaranteed Investment Contracts            $570,770     $     -      $570,770     $     -      $    -      $    -
    Common Stock of The Goodyear
      Tire & Rubber Company, cost
      $220,265 -- 9,196,871 shares
      ($189,868 -- 8,468,457 shares in 1994)    284,752      284,752           -            -           -           -

  Pooled Balanced Fund                               -            -            -            -           -           -
      $18,164 -- 1,815,442 units

  Pooled Common Stock, cost
      $202,938 -- 14,834,407 units
      ($115,000 -- 139,595 units in 1994)       139,937           -            -       134,094       5,843          -

  Pooled Fixed Income                             4,175           -            -            -        4,175          -
      ($4,204 -- 2,793,749 units in 1994)
  Short-term investments                          8,829        1,831        4,524           -        2,474          -
  Promissory notes                               38,587           -            -            -           -       38,587
                                             -----------  -----------  -----------  -----------  ----------  ----------
                                              1,047,050      286,583      575,294      134,094      12,492      38,587
Receivables
  Employee Contributions                          6,022           -         5,676          142         204          -
  Employer Contributions                          2,614        2,597           17           -           -           -
  Transfers                                          -            -           865         (920)         55          -
  Loan repayments                                    -            -           986          297          22      (1,305)
  Accrued interest and dividends                  3,247           14        3,171            3          13          46
  Reimbursement for expenses                         30           30           -            -           -           -
  Distribution Receivable                            -            -            -            -           -           -
                                             -----------  -----------  -----------  -----------  ----------  ----------
                                                 11,913        2,641       10,715         (478)        294      (1,259)
                                             -----------  -----------  -----------  -----------  ----------  ----------
    Total Assets                              1,058,963      289,224      586,009      133,616      12,786      37,328

Liabilities
  Payable for purchased securities                1,835        1,831           -             4          -           -
  Administrative expenses payable                    18           -             1           -           17          -
  Distributions payable                           2,418          606        1,381          303           6         122
  Forfeiture credits                                 10           10           -            -           -           -
                                             -----------  -----------  -----------  -----------  ----------  ----------
    Total Liabilities                             4,281        2,447        1,382          307          23         122
                                             -----------  -----------  -----------  -----------  ----------  ----------

Net Assets                                   $1,054,682     $286,777     $584,627     $133,309     $12,763     $37,206
                                             ===========  ===========  ===========  ===========  ==========  ==========



                                      -11-